UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

ROYAL CARIBBEAN CRUISES LTD.
(Translation of registrant’s name into English)

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

        The Securities and Exchange Commission (“SEC”) recently issued Regulation G and amended Item 10 of Regulation S-K concerning the use of non-GAAP financial measures. These regulations became effective on March 28, 2003. Prior to their effective date, on March 24, 2003, we filed our Annual Report on Form 20-F for the year ended December 31, 2002 (“2002 Form 20-F”) with the SEC. We are filing this Form 6-K for the purpose of conforming the 2002 Form 20-F to these new requirements as well as providing information for the third and fourth quarters of 2002.

        Pursuant to SEC Regulation G and Item 10 of Regulation S-K, the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our 2002 Form 20-F is revised as follows:

1.    Item 5. General

        Unaudited selected statistical information is revised to include available passenger cruise days as shown in the following table:

	Year Ended December 31,
	2002	2001	2000
Passengers Carried	2,768,475	2,438,849	2,049,902
Passenger Cruise Days (a)	18,112,782	15,341,570	13,019,811
Available Passenger Cruise Days (b)	17,334,204	15,067,605	12,475,916
Occupancy Percentage (c)	104.5%	101.8%	104.4%

                       (a)    Represents the number of passengers carried for the period multiplied by the number of days of their respective cruises.
                       (b)    Represents double occupancy per cabin multiplied by the number of cruise days for the period.
                       (c)    In accordance with cruise industry practice, occupancy percentage is calculated by dividing passenger cruise days by available passenger cruise days. A percentage in excess of 100% indicates that more than two passengers occupied some cabins.

2.    Item 5. Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        The revenues section is revised to reconcile non-GAAP financial measures to GAAP financial measures as follows:

        Revenues increased 9.2% to $3.4 billion from $3.1 billion in 2001. The increase in revenues was primarily due to a 15.0% increase in capacity, partially offset by a 5.1% decline in gross revenue per available passenger cruise day. The increase in capacity was associated with the additions of Infinity, Radiance of the Seas, Summit and Adventure of the Seas during 2001, and Constellation, Brilliance of the Seas and Navigator of the Seas in 2002, partially offset by the transfer of Viking Serenade to Island Cruises, our joint venture with First Choice Holidays PLC. The decline in gross revenue per available passenger cruise day was primarily associated with a lower percentage of passengers who chose to book their air passage through us, lower cruise ticket prices following the events of September 11, 2001, a general softness in the United States economy and an increase in industry capacity. Occupancy for 2002 was 104.5% compared to 101.8% in 2001.

        Net yields for 2002 declined 0.7% from 2001. Net yields represent revenues less costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per available passenger cruise day. Such costs were $789.0 million and $830.5 million for 2002 and 2001, respectively. We utilize net yields for revenue management purposes and believe that it is the most relevant measurement of our pricing performance.

        We have not provided a quantitative reconciliation of projected gross revenue per available passenger cruise day to projected net yields. This information has not been provided due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize net yields to manage our business on a day-to-day basis and believe net yields is the more relevant measure of our performance. As such, we do not believe that this reconciling information is meaningful.

        The expenses section is revised to reconcile non-GAAP financial measures to GAAP financial measures as follows:

        Running expenses (i.e., those expenses directly associated with ship operations, defined as operating expenses less costs deducted to arrive at net yields) and marketing, selling and administrative expenses per available passenger cruise day decreased 2.1% for 2002 compared to the same period in 2001. We believe changes in running expenses and marketing, selling and administrative expenses to be the most relevant measure of our ability to control costs in a manner that positively impacts the bottom line.

3.    Item 5. Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        The revenues section is revised to reconcile non-GAAP financial measures to GAAP financial measures as follows:

        Revenues increased 9.7% to $3.1 billion from $2.9 billion in 2000. The increase in revenues was primarily due to a 20.8% increase in capacity, partially offset by a 9.1% decline in gross revenue per available passenger cruise day. The increase in capacity was primarily due to the addition of Millennium and Explorer of the Seas in 2000, and Infinity, Radiance of the Seas, Summit and Adventure of the Seas in 2001. The increase in new capacity was partially offset by the cancellation of 14 weeks of sailings due to ship incidents and the events of September 11, 2001. The decline in gross revenue per available passenger cruise day was primarily attributed to the events related to September 11, 2001, a general softness in the United States economy and a significant growth of our fleet capacity. Occupancy for 2001 was 101.8% compared to 104.4% in 2000.

        Net yields for 2001 declined 9.1% from 2000. Net yields represent revenues less costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per available passenger cruise day. Such costs were $830.5 million and $757.0 million for 2001 and 2000, respectively.

        The expenses section is revised to reconcile non-GAAP financial measures to GAAP financial measures as follows:

        Running expenses (i.e., those expenses directly associated with ship operations, defined as operating expenses less costs deducted to arrive at net yields) and marketing, selling and administrative expenses per available passenger cruise day decreased 1.4% for 2001 compared to the same period in 2000.

Regulation G information for the third and fourth quarters of 2002 is as follows:

        Net yields for the third quarter of 2002 declined 1.7% from the same period in 2001. Net yields represent revenues less costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per available passenger cruise day. Such costs were $232.3 million and $238.8 million for the third quarters of 2002 and 2001, respectively. Available passenger cruise days for the third quarters 2002 and 2001 were 4,520,820 and 3,901,392, respectively.

        Net yields for the first nine months of 2002 declined 3.9% from the same period in 200l. Net yields represent revenues less costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per available passenger cruise day. Such costs were $623.6 million and $670.5 million for the first nine months of 2002 and 2001, respectively. Available passenger cruise days for the first nine months of 2002 and 2001 were 12,796,136 and 11,022,879, respectively.

        Running expenses (i.e., those expenses directly associated with ship operations, defined as operating expenses less costs deducted to arrive at net yields) and marketing, selling and administrative expenses per available passenger cruise day decreased 1.5% for the third quarter of 2002 and 4.3% for the first nine months of 2002 compared to the same periods in 2001.

        Net yields for the fourth quarter of 2002 increased 10.6% from the same period in 2001. Net yields represent revenues less costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per available passenger cruise day. Such costs were $165.4 million and $160.0 million for the fourth quarters of 2002 and 2001, respectively. Available passenger cruise days for the fourth quarters of 2002 and 2001 were 4,538,068 and 4,044,726, respectively.

        Running expenses (i.e., those expenses directly associated with ship operations, defined as operating expenses less costs deducted to arrive at net yields) and marketing, selling and administrative expenses per available passenger cruise day increased 4.5% in the fourth quarter of 2002 compared to the same period in 2001.

INCORPORATION BY REFERENCE

        This report on Form 6-K is hereby incorporated by reference in registrant’s Registration Statement on Form F-3 (File No. 333-56058) filed with the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                ROYAL CARIBBEAN CRUISES LTD.
                                                                                (Registrant)

                                                                                By: /s/ BONNIE S. BIUMI
                                                                                Bonnie S. Biumi
                                                                                Acting Chief Financial Officer

Date: July 28, 2003

4